Exhibit 99.1

INTERIM REPORT

For the three and nine months ended March 31, 2021

MYT Netherlands Parent B.V.

Einsteinring 9

85609 Aschheim/Munich

Germany

INDEX

FINANCIAL RESULTS AND KEY OPERATING METRICS	[3]
UNAUDITED INTERIM CONDENSED CONSOLIDATED Financial Statements	[6]
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	[23]
Quantitative and Qualitative Disclosures about Market Risk	[37]
Legal Proceedings	[37]

MYT Netherlands Parent B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

We review a number of operating and financial metrics, including the following business and non-IFRS metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions.

We present Adjusted EBITDA, Adjusted Operating Income, and Adjusted Net Income because they are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Further, we believe these measures are helpful in highlighting trends in our operating results, because they exclude the impact of items that are outside the control of management or not reflective of our ongoing operations and performance.

Adjusted EBITDA, Adjusted Operating Income, and Adjusted Net Income have limitations, because they exclude certain types of expenses. Furthermore, other companies in our industry may calculate similarly titled measures differently than we do, limiting their usefulness as comparative measures.

We use Adjusted EBITDA, Adjusted Operating Income, and Adjusted Net Income as supplemental information only. You are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis.

	Three Months Ended			Nine months Ended
	March 31, 2020	March 31, 2021	Change in % / BPs	March 31, 2020	March 31, 2021	Change in % / BPs
(in millions) (unaudited)
Active customer (LTM in thousands)	463	621	34.1%	463	621	34.1%
Total orders shipped (LTM in thousands)	1.046	1.384	32.3%	1.046	1.384	32.3%

Net sales	€ 111.7	€ 164.8	47.5%	€ 330.2	€ 449.7	36.2%
Gross profit	€ 49.9	€ 72.4	44.9%	€ 154.7	€ 209.6	35.5%
Gross profit margin(1)	44.7%	43.9%	(80 BPs)	46.8%	46.6%	(20 BPs)
Adjusted EBITDA(2)	€ 3.1	€ 11.1	257.1%	€ 20.3	€ 43.7	114.9%
Adjusted EBITDA margin(1)	2.8%	6.8%	400 BPs	6.2%	9.7%	350 BPs
Adjusted Operating Income(2)	€ 1.2	€ 9.1	635.1%	€ 14.6	€ 37.6	157.6%
Adjusted Operating Income margin(1)	1.1%	5.5%	440 BPs	4.4%	8.4%	400 BPs
Adjusted Net Income(2)	€ (0.1)	€ 4.5	N/A	€ 9.9	€ 24.5	148.1%
Adjusted Net Income margin(1)	(0.1%)	2.7%	280 BPs	3.0%	5.5%	250 BPs

(1)	As a percentage of net sales.

(2)	EBITDA, adjusted EBITDA, adjusted Operating Income, adjusted net income are measures not defined under IFRS. For further information about how we calculate these measures and limitations of its use, see below.

MYT Netherlands Parent B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

The following tables set forth the reconciliations of net income to adjusted EBITDA, operating income to adjusted operating income and net income to adjusted net income:

	Three Months Ended			Nine months Ended
	March 31, 2020	March 31, 2021	Change in %	March 31, 2020	March 31, 2021	Change in %
(in millions) (unaudited)
Net income	€ (6.7)	€ (50.0)	642.7%	€ (4.7)	€ (24.6)	422.6%
Finance expenses, net	€ 5.5	€ (4.6)	(183.5%)	€ 11.5	€ (14.8)	(228.4%)
Income tax expense	€ (0.2)	€3.8	N/A	€ 0.7	€ 13.5	N/A
Depreciation and amortization	€ 1.9	€ 2.0	8.4%	€ 5.7	€ 6.1	6.3%
thereof depreciation of right-of use assets	€ 1.3	€ 1.3	1.7%	€ 3.7	€ 3.9	4.9%
EBITDA	€ 0.5	€ (48.7)	N/A	€ 13.2	€ (19.8)	(250.1%)
U.S. sales tax(1)	€ 0.4	€ 0.0	(100.0%)	€ 2.1	€ 0.0	(100.0%)
IPO preparation and transaction costs(2)	€ 2.2	€ 3.3	47.2%	€ 5.0	€ 7.0	40.7%
IPO related share-based compensation(3)	€ 0.0	€ 56.5	N/A	€ 0.1	€ 56.6	N/A
Adjusted EBITDA	€ 3.1	€ 11.1	257.1%	€ 20.3	€ 43.7	114.9%

	Three Months Ended			Nine months Ended
	March 31, 2020	March 31, 2021	Change in %	March 31, 2020	March 31, 2021	Change in %
(in millions) (unaudited)
Operating Income	€ (1.4)	€ (50.7)	N/A	€ 7.5	€ (25.9)	(447.6%)
U.S. sales tax(1)	€ 0.4	€ 0.0	(100.0%)	€ 2.1	€ 0.0	(100.0%)
IPO preparation and transaction costs(2)	€ 2.2	€ 3.3	47.2%	€ 5.0	€ 7.0	40.7%
IPO related share-based compensation(3)	€ 0.0	€ 56.5	N/A	€ 0.1	€ 56.6	N/A
Adjusted Operating Income	€ 1.2	€ 9.1	635.1%	€ 14.6	€ 37.6	157.6%

MYT Netherlands Parent B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

	Three Months Ended			Nine months Ended
	March 31, 2020	March 31, 2021	Change in %	March 31, 2020	March 31, 2021	Change in %
(in millions) (unaudited)
Net Income	€(6.7)	€(50.0)	642.7%	€(4.7)	€(24.6)	422.6%
U.S. sales tax(1)	€0.4	€0.0	(100.0%)	€2.1	€0.0	(100.0%)
IPO preparation and transaction costs(2)	€2.2	€3.3	47.2%	€5.0	€7.0	40.7%
IPO related share-based compensation(3)	€0.0	€56.5	N/A	€0.1	€56.6	N/A
Finance expenses on shareholder loans (4)	€5.4	€(5.0)	(192.6%)	€11.0	€(16.0)	(245.0%)
Income tax effect(5)	€(1.4)	€(0.4)	(72.5%)	€(3.6)	€1.6	(143.7%)
Adjusted Net Income	€(0.1)	€4.5	N/A	€9.9	€24.5	148.1%

(1)	Represents expenses related to sales tax liabilities temporarily borne by us through the fourth quarter of fiscal 2020 in the United States. We temporarily incurred sales tax related liabilities on customer purchases in the United States because we were not able to charge our customers for these amounts at the point of sale under our previous IT configuration. Due to upgrades in our IT infrastructure during the fourth quarter of fiscal 2020, we no longer incur these expenses, as we charge the applicable U.S. sales tax directly to our customers.

(2)	Represents non-recurring professional fees, including consulting, legal and accounting fees, related to this offering, which are classified within selling, general and administrative expenses.

(3)	With the effective IPO, certain key management personnel received a one-time granted share-based compensation with €3.2 million other long-term plans canceled. We do not consider these expenses to be indicative of our core operating performance.

(4)	Our Adjusted Net Income excludes finance expenses associated with our Shareholder Loans, which we do not consider to be indicative of our core performance. We did not receive any cash proceeds under the Shareholder Loans, which originated as part of the Neiman Marcus acquisition in 2014. In January 2021, we repaid our Shareholder Loans (principal plus outstanding interest) using a portion of the net proceeds from our initial public offering.

(5)	Reflects adjustments to historical income tax expense to reflect changes in taxable income for each of the periods presented due to changes in finance expenses related to the Shareholder Loans, assuming a statutory tax rate of 27.8%.

MYT NETHERLANDS PARENT B.V. – UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANICAL STATEMENTS

INDEX	Page
Unaudited Condensed Consolidated Statements of Profit and Comprehensive Income	[7]
Unaudited Condensed Consolidated Statements of Financial Position	[8]
Unaudited Condensed Consolidated Statements of Changes in Equity	[9]
Unaudited Condensed Consolidated Statements of Cash Flows	[10]
Notes to the Interim Condensed Consolidated Financial Statements	[11]

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Profit and Comprehensive Income

(Amounts in € thousands, except share and per share data)

		Three Months Ended		Nine months Ended
(in € thousands)	Note	March 31, 2020	March 31, 2021	March 31, 2020	March 31, 2021
Net sales	6	111,735	164,776	330,216	449,728
Cost of sales, exclusive of depreciation and amortization	7	(61,798)	(92,413)	(175,553)	(240,114)
Gross profit		49,937	72,363	154,663	209,614
Shipping and payment cost		(13,129)	(19,265)	(40,474)	(51,931)
Marketing expenses		(16,199)	(22,094)	(49,310)	(59,231)
Selling, general and administrative expenses		(20,001)	(80,040)	(51,796)	(117,701)
Depreciation and amortization		(1,881)	(2,040)	(5,745)	(6,107)
Other expense (income), net		(124)	329	120	(568)
Operating income		(1,397)	(50,747)	7,457	(25,925)
Finance (expense) income, net	8	(5,522)	4,610	(11,506)	14,768
Income (loss) before income taxes		(6,919)	(46,137)	(4,049)	(11,157)
Income tax (expense) income		189	(3,838)	(663)	(13,464)
Net income (loss)		(6,729)	(49,975)	(4,711)	(24,621)
Cash Flow Hedge		513	(992)	(333)	(43)
Income Taxes related to Cash Flow Hedge		(143)	211	93	(20)
Foreign currency translation		3,520	-	4,738	0
Other comprehensive income (loss)		3,890	(781)	4,498	(63)
Comprehensive income (loss)		(2,839)	(50,755)	(214)	(24,683)

Basic & diluted earnings per share		€(0.10)	€(0.60)	€(0.07)	€(0.33)
Weighted average ordinary shares outstanding (basic and diluted)		70,190,687	82,785,116	70,190,687	74,388,830

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Financial Position

(Amounts in € thousands)

(in € thousands)	Note	June 30, 2020	March 31, 2021
Assets
Non-current assets
Intangible assets and goodwill		154,966	154,807
Property and equipment, net		9,570	9,046
Right-of-use assets		19,001	15,105
Total non-current assets		183,537	178,958
Current assets
Inventories		169,131	232,557
Trade and other receivables		4,815	5,620
Other assets		18,949	16,811
Cash and cash equivalents		9,367	56,008
Total current assets		202,263	310,995
Total assets		385,800	489,953

Shareholders’ equity and liabilities
Subscribed capital		1	1
Capital reserve	10	91,008	429,514
Accumulated Deficit		(28,232)	(52,853)
Other comprehensive income	11	1,602	1,539
Total shareholders’ equity		64,377	378,201

Non-current liabilities
Shareholder Loans	8,9	191,194	-
Other liabilities		5,906	-
Tax liabilities		3,853	3,386
Provisions		582	715
Lease liabilities		13,928	10,090
Deferred tax liabilities, net		1,130	12,293
Total non-current liabilities		216,592	26,483
Current liabilities
Liabilities to banks	8	10,000	-
Lease liabilities		5,787	5,297
Contract liabilities		6,758	5,675
Trade and other payables		36,158	25,665
Other liabilities		46,128	48,632
Total current liabilities		104,831	85,269
Total liabilities		321,422	111,752
Total shareholders’ equity and liabilities		385,800	489,953

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Changes in Equity

(Amounts in € thousands)

(in € thousands)	Subscribed capital	Capital reserve	Accumulated deficit	Hedging reserve	Foreign currency translation reserve	Total shareholders’ equity
Balance as of July 1, 2019	72	148,961	(34,584)	-	(3,122)	111,327
Net income	-	-	(4,711)	-	-	(4,711)
Other comprehensive income	-	-	-	(240)	4,738	4,498
Comprehensive income	-	-	(4,711)	(240)	4,738	(214)
Distribution	-	(191,207)	-	-	-	(191,207)
Contribution	-	96,938	-	-	-	96,938
Legal Reorganization	(71)	36,251	-	-	-	36,180
Share-based compensation	-	58	-	-	-	58
Balance as of March 31, 2020	1	91,001	(39,295)	(240)	1,616	(43,856)

Balance as of July 1, 2020	1	91,008	(28,232)	-	1,602	64,377
Net income	-	-	(24,621)	-	-	(24,621)
Other comprehensive income	-	-	-	(63)	-	(63)
Comprehensive income	-	-	(24,621)	(63)	-	(24,683)
Capital increase initial public offering (referred to as IPO)	-	283,224	-	-	-	283,224
IPO related Transaction costs	-	(4,550)	-	-	-	(4,550)
Share-based compensation	-	59,833	-	-	-	59,833
Balance as of March 31, 2021	1	429,514	(52,853)	(63)	1,602	378,201

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(Amounts in € thousands)

		Nine months ended March 31,
(in € thousands)	Note	2020	2021
Net (loss) income		(4,711)	(24,621)
Non-Cash items
Depreciation and amortization		5,745	6,107
Finance expense (income), net		11,506	(14,768)
Share-based compensation		58	59,833
Income tax (income) expense		663	13,464
Change in operating assets and liabilities
Increase in provisions		15	133
Increase in inventories		(36,032)	(63,425)
Decrease (increase) in trade and other receivables		3,857	(805)
Decrease (increase) in other assets		(1,610)	2,526
Increase (decrease) in other liabilities		13,080	(3,936)
Increase (decrease) in contract liabilities		247	(1,083)
(Decrease) increase in trade and other payables		(13,225)	(10,493)
Income taxes paid		(2,325)	(2,684)
Net cash (outflow) from operating activities		(22,733)	(39,751)
Expenditure for property and equipment and intangible assets		(1,843)	(1,555)
Proceeds from sale of property and equipment and intangible assets		-	44
Net cash (outflow) from investing activities		(1,843)	(1,511)
Interest paid		(3,346)	(4,581)
Proceeds from bank liabilities		53,750	64,990
Repayment of liabilities from banks		(7,149)	(74,990)
Repayment of Shareholder loans		-	(171,827)
Proceeds from capital increase		-	283,224
IPO preparation and transaction costs		-	(4,550)
Lease payments		(3,738)	(4,345)
Net cash inflow from financing activities		39,517	87,922
Net increase (decrease) in cash and cash equivalents		14,940	46,659
Cash and cash equivalents at the beginning of the period		2,120	9,367
Effects of exchange rate changes on cash and cash equivalents		(28)	(18)
Cash and cash equivalents at end of the period		17,032	56,008

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

1.            Corporate information

MYT Netherlands Parent B.V. (the “Company”; together with its subsidiaries, the “Mytheresa Group”) is a private company with limited liability, incorporated under the laws of the Netherlands on May 31, 2019. The statutory seat of the Company is in Amsterdam, the Netherlands. The registered office address of the Company is at Einsteinring 9, 85609 Aschheim, Germany. The Company is registered at the trade register of the German Chamber of Commerce under number 261084.

Through its subsidiary Mytheresa Group GmbH (“MGG”), Mytheresa Group operates an e-commerce platform for the global luxury fashion consumer, in addition to its flagship retail store and men’s location in Munich. Mytheresa Group started as one of the first multi-brand luxury boutiques in Germany and launched its online business in 2006. Mytheresa Group provides customers with a highly curated selection of products, access to exclusive capsule collections, in-house produced content, and a personalized, memorable shopping experience.

The interim consolidated financial statements of Mytheresa Group were authorized for issue by the Management Board on May 12, 2021.

2.            Basis of preparation

These interim condensed consolidated financial statements as of and for the nine months ended March 31, 2020 and 2021 were prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’, as issued by the International Accounting Standards Board (“IASB”). The interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements for fiscal 2020, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB, taking into account the recommendations of the International Financial Reporting Standards Interpretations Committee (“IFRIC”).

Mytheresa Group’s fiscal year ends June 30. All intercompany transactions are eliminated during the preparation of the interim condensed consolidated financial statements.

The interim condensed consolidated financial statements have been prepared on a historical cost basis, unless otherwise stated. The interim condensed consolidated financial statements are presented in Euro (“€”), which is Mytheresa Group’s functional currency. All amounts are rounded to the nearest thousands, except when otherwise indicated. Due to rounding, differences may arise when individual amounts or percentages are added together.

The interim condensed consolidated financial statements are prepared under the assumption that the business will continue as a going concern. Management believes that Mytheresa Group has adequate resources to continue operations for the foreseeable future.

Fluctuations in the results of operations for the nine months ended March 31, 2020 and 2021 may be related to seasonality in Mytheresa Group’s business, such as shifts in overall sale seasons. Seasonality in Mytheresa Group’s business thus does not follow that of traditional retailers, such as typical concentration of net sales in the holiday quarter since the business is worldwide.

3.            Impacts to the consolidated financial statements due to Covid-19 pandemic

In December 2019, a novel strain of coronavirus (“COVID-19”) was first identified, and in March 2020, the World Health Organization categorized COVID-19 as a pandemic. Public health efforts to mitigate the impact of the pandemic include government actions such as travel restrictions, limitations on public gatherings, shelter in place orders and mandatory closures. Although the pandemic has had a substantial impact on the global economy, Mytheresa Group has not yet experienced material declines in revenue, deterioration in net assets, or other adverse effects from the pandemic.

To date, Mytheresa Group has incurred no significant supply chain or logistics disruptions with its brand partners, shipping providers, or our in-house operations. In response to the pandemic and in coordination with local government requirements, Mytheresa Group temporarily closed certain corporate and administrative offices, including its corporate headquarters in Munich, with affected employees working remotely. These closures were limited to administrative offices and retail stores, with its warehouse and logistics functions remaining in operation throughout the pandemic. Mytheresa Group also implemented safe work and social distancing measures for all employees, including personnel in its central warehouse facility in Heimstetten, Germany.

The COVID-19 pandemic remains an evolving situation. Uncertainties in the global economy may adversely impact the Mytheresa Group’s brand partners, customers, and other business partners, which may interrupt its supply chain, impact future sales, and require other changes to our operations. These uncertainties may also lead to increased asset recovery and valuation risks, such as potential impairment of goodwill and intangible assets and inventories. However, management does not currently anticipate any long-term adverse effects from the pandemic. Management will continue to closely monitor the effects of the pandemic, including its impact on inventories and other significant estimates. Due to government restrictions to contain the coronavirus, Mytheresa stores closed in December 2020 until at least May 18, 2021 with occasional reopening of the stores, depending on current incidence rates and government restrictions. Short-term work allowance has been applied to store employees for the same period. Currently, Mytheresa Group did not identify a triggering event resulting in a goodwill impairment test for the retail stores. Mytheresa Group’s forecast remains positive mid and long-term for our store operations.

4.            Significant accounting policies

The accounting policies applied by Mytheresa Group in these interim condensed consolidated financial statements are the same as those applied by Mytheresa Group in its consolidated financial statements for fiscal 2020, except for:

Income taxes

In accordance with IAS 34 (Interim Financial Reporting) income tax expense for the condensed consolidated interim financial statements is calculated on the basis of the average annual tax rate that is expected for the entire fiscal year. The effective tax rate is 41.00% for the nine months ended March 31, 2020 and 27.17% for the nine months ended March 31, 2021.

The main reason for the reduction of the average annual tax rate is a higher forecasted taxable income for FY 2021. As a result, a higher portion of the interest carry-forward can be utilized in FY 2021.

Share-based compensation arrangements

The grant-date fair value of equity-settled share-based compensation arrangements granted to employees is generally recognized as an expense, with a corresponding increase in equity, over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant-date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

5.            Critical accounting judgments and key estimates and assumptions

The preparation of Mytheresa Group’s interim condensed consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of net sales, expenses, assets and liabilities, and the accompanying note disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. The estimates and underlying assumptions are subject to continuous review.

In preparing the interim condensed consolidated financial statements, the significant judgments made by management in applying Mytheresa Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for fiscal 2020 except for the following.

Share-based compensation

Determining the fair value of share-based compensation transactions requires the most appropriate valuation for the specific program, which depends on the underlying terms and conditions. This estimate also requires the determination of the most appropriate inputs to the valuation model when calculating the fair value of the share option. The Mytheresa Group has used for the measurement of the equity-settled transactions’ fair value at the grant date considering certain assumption relating to the volatility of stock price, the determination of an appropriate risk-free interest rate and expected dividends. For further disclosures relating to share-based payments, see Note 10.

6.            Segment and geographic information

In line with the management approach, the operating segments were identified on the basis of Mytheresa Group’s internal reporting and how the CODM assesses the performance of the business. On this basis, Mytheresa Group identifies its online operations and retail stores as separate operating segments.

During the first quarter of fiscal 2021, the Company implemented changes to its internal management reporting. Following the changes, the internal management reporting information used to monitor performance of the Company is presented in accordance with IFRS. In accordance with IFRS 8, the Company has restated its segment results for the three and nine months ended March 2021 on a basis consistent with the revised internal management reporting.

Assets are not allocated to the different business segments for internal reporting purposes.

The following is a reconciliation of the Company’s segment EBITDA to consolidated net income.

EBITDA on segment level is defined as operating income excluding depreciation and amortization.

	Three months ended March 31, 2020
(in € thousands)	Online	Retail Stores	Segments total	Reconciliation	IFRS consolidated
Net Sales	108,985	2,750	111,735	-	111,735
EBITDA	2,721	200	2,921	(2,437)	485
Depreciation and amortization					(1,881)
Finance expenses, net					(5,522)
Income tax expense					189
Net income					(6,729)

	Nine months ended March 31, 2020
(in € thousands)	Online	Retail Stores	Segments total	Reconciliation	IFRS consolidated
Net Sales	319,823	10,393	330,216	-	330,216
EBITDA	16,654	1,923	18,577	(5,375)	13,203
Depreciation and amortization					(5,745)
Finance expenses, net					(11,506)
Income tax expense					(663)
Net income					(4,711)

	Three months ended March 31, 2021
(in € thousands)	Online	Retail Stores	Segments total	Reconciliation(1)	IFRS consolidated
Net Sales	163,530	1,246	164,776	-	164,776
EBITDA	16,531	201	16,733	(65,440)	(48,708)
Depreciation and amortization					(2,040)
Finance expenses, net					4,610
Income tax expense					(3,838)
Net income					(49,975)

	Nine months ended March 31, 2021
(in € thousands)	Online	Retail Stores	Segments total	Reconciliation(1)	IFRS consolidated
Net Sales	442,989	6,739	449,728	-	449,728
EBITDA	49,506	1,232	50,739	(70,556)	(19,817)
Depreciation and amortization					(6,107)
Finance expenses, net					14,768
Income tax expense					(13,464)
Net income					(24,621)

(1)	Reconciliation relates to corporate administrative expenses, which have not been allocated to the online operations or the retail stores, including €6,984 thousand related to IPO preparation and transaction costs and IPO related share-based compensation of €56,556 thousand during the nine months ended March 31, 2021. For the three months ended March 31, 2021 €3,308 thousand were related to IPO preparation and transaction costs and €56,541 thousand for IPO related share-based compensation.

Mytheresa Group earns revenues worldwide through its online operations, while all revenue associated with the retail stores is earned in Germany. Geographic location of online revenue is determined based on the location of delivery. The following table provides Mytheresa Group's net sales by geographic location:

	For the three months ended March 31,
(in € thousands)	2020		2021
Germany	25,118	22.5%	29,264	17.8%
United States	12,414	11.1%	21,586	13.1%
Europe (excluding Germany)	41,878	37.5%	68,481	41.6%
Rest of the world	32,325	28.9%	45,445	27.6%
	111,735	100.0%	164,776	100.0%

	For the nine months ended March 31,
(in € thousands)	2020		2021
Germany	71,952	21.8%	84,468	18.8%
United States	35,427	10.7%	54,378	12.1%
Europe (excluding Germany) (1)	123,388	37.4%	187,486	41.7%
Rest of the world (1)	99,449	30.1%	123,396	27.4%
	330,216	100.0%	449,728	100.0%

(1) No individual country other than Germany and the United States accounted for more than 10% of net sales.

No single customer accounted for more than 10% of Mytheresa Group’s net sales in any of the periods presented. Substantially, all long-lived assets are located in Germany.

7.	Cost of sales, exclusive of depreciation and amortization

During the nine months ended March 31, 2020 and 2021, inventory write-downs classified as Cost of sales, exclusive of depreciation and amortization were €152 thousand and €385 thousand, respectively.

8.	Finance expenses and income

The finance expenses for the nine months ended March 31, 2020 included €5,676 thousands of foreign exchange losses. The finance income for the nine months ended March 31, 2021 included €14,345 of foreign exchange gains.

9.	Related party transactions

a)	Related Parties transactions

Shareholder Loans

During the nine months ended March 31, 2020, MyTheresa Group was party to two convertible preferred equity certificates (“CPEC”), and two variable interest shareholder loans. Following the restructuring of the financing arrangements of MyTheresa Group, the variable interest loans were cancelled in February 2020 and two former intercompany fixed interest shareholder loans were reassigned to MYT Intermediate Holding, the direct shareholder of Mytheresa Group. Mytheresa Group incurred interest expenses related to these loans of €5,327 thousand during the nine months ended March 31, 2020.

15

As of March 31, 2021, Mytheresa Group’s long-term borrowings related to two US Dollar denominated loans from MYT Note Holdco Inc. (the “Fixed Interest Shareholder Loans”) have been fully repaid using a portion of the net proceeds from our initial public offering.

During the nine months ended March 31, 2021, interest expenses of €5,990 thousand were incurred on these loans. In addition, an income of €7,600 thousand due to f/x adjustments was incurred in the nine months period ended March 31, 2021 due to the full payback of the shareholder loan.

As at June 30, 2020 and March 2021, the loans had the following outstanding principal amounts:

				Carrying amount as of,
(in € thousands)	Interest rate	Start	Maturity	June 30, 2020	March 31, 2021
Shareholder Loans
Facility 1	6%	Oct. 9, 2014	Oct. 9, 2025	57,380	0,00
Facility 2	6%	Oct. 9, 2014	Oct. 9, 2025	133,814	0,00

b)	Initial Public Offering (IPO)

On January 21, 2021, the Company completed its initial public offering (“IPO”) of 17,994,117 American Depositary Shares (“ADSs”), representing an equal number of ordinary shares, including the full exercise by the underwriters of their option to purchase 2,347,058 additional ADSs, representing 2,347,058 ordinary shares, at a public offering price of $26.00 per ADS. The Company issued 14,233,823 ADSs in its IPO and received proceeds, net of underwriting discounts and before related expenses of $344.2 million and its sole shareholder sold 3,760,294 ADSs in the offering, including 586,764 ADSs sold by the Company and 1,760,294 ADSs sold by the sole shareholder pursuant to the exercise in full of the underwriters’ option to purchase additional ADSs.

Transaction costs of €16,740 thousand relating to the initial public offering have been expensed and are partly included in the selling, general and administrative expenses within the condensed consolidated statement of operations and are part of operating cash flows in the statement of cash flow. A portion of those transaction cost of €4,550 thousand have been deducted according to IAS 32 from the capital reserve.

c)	Key Management Personnel Compensation

Related persons as defined by IAS 24 are persons who, by virtue of their positions, are responsible for the operations of Mytheresa Group. The managing directors of the Company and MGG constitute related persons for Mytheresa Group, as the managing directors of MGG have the authority and responsibility for planning, directing and controlling Mytheresa Group´s operating activities. These individuals received compensation as follows:

	Nine Months Ended March 31,
(in € thousands)	2020	2021
Shared-based compensation - Canceled Plans	58	427
Shared-based compensation - IPO related compensation for Managing Directors	-	49.677
Long-term employee benefits for Managing Directors (including effect from cancellation)	1.021	(949)
Total	1.080	49.156

At the same time the share-based payments awards were granted (see Note 10 for details), the grantees waived a portion of the management compensation plan. The waiver led to an income effect of €2.056 thousand.

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10.	Share-based compensation

a)	Description of share-based compensation arrangements

In connection with the IPO, share-based compensation programs were granted in January 2021 to selected key management members and supervisory board members. Selected key management members were granted an IPO related award package. This package consists of the “Alignment Grant” and the “Restoration Grant”. Furthermore, restricted shares were granted to supervisory board members as part of the annual plan. All equity instruments that were granted under the IPO related award package and the annual plan are accounted for as equity-settled plans in accordance with IFRS 2.

i)	IPO Related One-Time Award Package

Alignment Grant

Under this share-based payment program, options were granted to selected key management members. The options vest and become exercisable with respect to 25 % on each on the first four anniversaries of the grant date (January 20, 2021). After vesting, each option grants the right to purchase one share at a predefined exercise price per share. The vested options can be exercised up to 10 years after the grant date. The granted options are divided into three different tranches which have varying exercise prices. Overall, 6,478,761 options were granted to 21 key management members.

Restoration Grant

Under this share-based payment program, phantom shares were granted to selected key management members. Each phantom share represents the right of the grantee to receive one ADS in exchange for a phantom share. The granted phantom share vested immediately on the grant date and can be converted into an ADS at any time but are subject to transfer restrictions after conversion. Up to 25% of the granted phantom shares can be transferred after conversion at any time after the second anniversary of the grant date. The remaining 75% of the granted phantom shares can be transferred after conversion if certain conditions are met or at the fourth anniversary of the grant date at latest. The phantom shares can be converted into ADSs up to 10 years after the grant date. Overall, 1,875,677 phantom shares were granted to 21 key management members.

The following table summarizes the main features of the one-time award package:

Type of arrangement	Alignment Award	Restoration Award
Type of Award	Share Options	Phantom Shares
Date of first grant	January 20, 2021	January 20, 2021
Number granted	6,478,761	1,875,677
Vesting conditions	25% graded vesting of the granted share options in each of the next four years of service from grant date	The restoration awards are fully vested on the Grant Date.

ii)	Annual Plan

Supervisory Board Members Plan

Under this share-based payment program a certain number of restricted share awards was granted to supervisory board members. The ADSs (and the shares represented thereby) issued on the grant date pursuant to the restricted share award are subject to forfeiture in the event that grantee resigns or is removed from the supervisory board prior to the vesting date. The granted equity instruments vest on December 31, 2021.

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The following table summarizes the main features of the annual plan:

Annual Plan
Type of arrangement	Supervisory Board Members plan
Type of Award	Restricted Shares
Date of first grant	January 20, 2021
Number granted	15,384
Vesting conditions	The restricted shares are scheduled to vest in full on December 31, 2021.

b)	Reconciliation of outstanding share options

The number and weighted-average exercise prices of share options under the share option programs described above were as follows.

	Time-vested Options		Performance-based Options		Alignment award
	Options	Wtd. Average Exercise Price (USD)	Options	Wtd. Average Exercise Price (USD)	Options	Wtd. Average Exercise Price (USD)
June 30, 2019	2,005	500	1,620	1,000	-	N/A
forfeited	-	N/A	-	N/A	-	N/A
exercised	-	N/A	-	N/A	-	N/A
March 31, 2020	2,005	500	1,620	1.000	-	N/A
June 30, 2020	2,005	500	1,620	1.000	-	N/A
granted	-	N/A	-	N/A	6,478,761	8,30
cancelled	(2,005)	500	(1,620)	1,000	-	N/A
forfeited	-	N/A	-	N/A	-	N/A
exercised	-	N/A	-	N/A	-	N/A
March 31, 2021	-	-	-	-	6,478,761	8,30

The cancelled options related to MYT Ultimate Parent LLC, USA.

The range of exercise prices for the share options outstanding as of March 31, 2021 is between 5.79 USD and 11.58 USD. The average remaining contractual life is 9.9 years.

During the third quarter of fiscal year 2021 the awards of the participants and performance-based option program were cancelled. This was treated as an accelerated vesting and a corresponding expense amounting to €427 thousand was recognized.

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c)	Measurement of fair values

Alignment Grant

The fair value of the employee share options has been measured using the Black-Scholes formula. The inputs used in the measurement of the fair values at grant date of the equity-settled share-based payment plans were as follows.

Black Scholes Model - Weighted Average Values	Tranche I	Tranche II	Tranche III
Weighted average fair value	$25.42	$22.93	$20.68
Exercise price	$5.79	$8.68	$11.58
Weighted average share price		$31.00
Expected volatility		60%
Expected life		2.32 years
Risk free rate		0.0%
Expected dividends		-

Expected volatility has been based on an evaluation of the historical volatility of publicly traded peer companies, particularly over the historical period commensurate with the expected term. The expected term of the instruments is 2.32 years.

Restoration Grant

As the phantom shares granted under the Restoration Award are not subject to an exercise price, the grant date fair value amounts to USD 31, the closing share price on the first trading day.

d)	Share-based compensation expense recognized

Amounts recognized for share based payment programs are as follows:

	Nine Months Ended March 31,
(in € thousands)	2020	2021
Classified within capital reserve (beginning of year)	989	1.055
Expense related to old plans:
Share options	21	427
Restricted Shares	37	0
Expense related to new plans:
Share Options (Alignment Grant)	0	11,452
Phantom Shares (Restoration Grant)	0	47,873
Restricted Shares	0	81
Classified within capital reserve (end of year)	1,047	60,888

The Mytheresa Group recognized total expense of €59.8 million for the three and nine months ended March 31, 2021 that were classified in equity.

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11.	Financial instruments and financial risk management

Additional disclosures on financial instruments

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. The table excludes fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount reasonably approximates fair value.

Financial instruments as of June 30, 2020 were as follows:

	Year ended June 30, 2020
(in € thousands)	Carrying amount	No category in accordance with IFRS 9	Category in accordance with IFRS 9	Fair value	Fair value hierarchy level
Financial assets
Current financial assets
Trade and other receivables	4,815	-	Amortized cost	-	-
Cash and cash equivalents	9,367	-	Amortized cost	-	-
Other assets	18,950	8,886
thereof deposits	1,805	-	Amortized cost	-	-
thereof other financial assets	8,259	-	Amortized cost	-	-
Financial liabilities
Non-current financial liabilities
Shareholder Loans	191,194	-	Amortized cost	192,338	Level 2
Lease liabilities	13,928	13,928	N/A	-	-
Other liabilities	5,905	-	Amortized cost	-	-
Current financial liabilities
Liabilities to banks	10,000		Amortized cost	-	-
Lease liabilities	5,787	5,787	N/A	-	-
Trade and other payables	36,158	-	Amortized cost	-	-
Other liabilities	46,128	30,968
thereof other financial liabilities	15,160	-	Amortized cost	-	-

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Financial instruments as of March 31, 2021 were as follows:

	For the nine months ended March 31, 2021
(in € thousands)	Carrying amount	No category in accordance with IFRS 9	Category in accordance with IFRS 9	Fair value	Fair value hierarchy level
Financial assets
Current financial assets
Derivatives (Hedge Accounting)	387	-	N/A		Level 2
Financial liabilities
Non-current financial liabilities Current financial liabilities
Derivatives (Hedge Accounting)	430	-	N/A		Level 2

Foreign exchange forwards are valued according to their present value of future cash flows based on forward exchange rates at the balance sheet date. The fair values of these instruments are also considered as level 2 fair values.

There were no transfers between the different levels of the fair value hierarchy as of June 30, 2020 and March 31, 2021. Mytheresa Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as at the end of the reporting period.

As Mytheresa Group does not meet the criteria for offsetting, no financial instruments are netted.

As of March 31, 2021, Mytheresa Group has recorded negative €63 thousand net in cash flow hedge reserve. Would hedge accounting not have been applied, the amount would have been recorded in profit or loss immediately. The remaining portion of other comprehensive income is related to translation differences of balance sheet items denominated in foreign currencies in prior periods. For more details please refer to Mytheresa Group’s annual consolidated financial statements for fiscal 2020.

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Financial risk management

Mytheresa Group’s management has the overall responsibility to establish and oversee Mytheresa Group’s financial risk management. Mytheresa Group’s financial risk management policies are established to identify and analyze the risks faced by Mytheresa Group, to set appropriate risk limits and controls and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and Mytheresa Group’s activities. Mytheresa Group, through its training and management standards and procedures, aims to maintain a disciplined and constructive control environment in which all employees understand their roles and obligations.

Mytheresa Group has exposure to market risk, credit risk, and liquidity risk. The interim condensed consolidated financial statements do not include all financial risk information and disclosures required in the annual financial statements and should be read in conjunction with Mytheresa Group’s annual financial statements for fiscal 2020.

There have been no changes in Mytheresa Group’s risk management policies and practices since the previous fiscal year-end.

Mytheresa Group draws on its revolving credit facilities to finance inventory purchases as a result of seasonal volatility in its business. Mytheresa Group fully repaid any borrowings under the revolving credit facilities as of March 31, 2021. Mytheresa Group reduced with the full repayment of the shareholder loan their currency exchange risk and strengthened their liquidity position.

Capital risk management

Mytheresa Group’s objective when managing capital is to safeguard Mytheresa Group’s ability to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. Mytheresa Group is not subject to any externally imposed capital requirements.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the consolidated financial statements and related notes that are included elsewhere in this report. This discussion contains forward-looking statements based upon current plans, expectations and beliefs that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under ‘‘Risk Factors’’ in the prospectus filed on January 22, 2021 under Rule 424(b)(4) of the Securities Act and in other parts of this report. Our fiscal year ends on June 30. Throughout this report, all references to quarters and years are to our fiscal quarters and fiscal years unless otherwise noted.

Special Note Regarding Forward-Looking Statements

This Quarterly Report contains forward-looking statements that involve risks, uncertainties, and assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. The statements contained in this Quarterly Report that are not purely historical, including without limitation statements in the following discussion and analysis of financial condition and results of operations regarding our projected financial position and results, business strategy, plans, and objectives of our management for future operations, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Private Securities Litigation Reform Act of 1995. Forward-looking statements are often identified by the use of words such as, but not limited to, “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “project,” “seek,” “should,” “target,” “will,” “would,” and similar expressions or variations intended to identify forward-looking statements. These statements are based on the beliefs and assumptions of our management, which are in turn based on information currently available to management. Such forward-looking statements are subject to risks, uncertainties, and other important factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section titled “Risk Factors” included in the prospectus filed on January 22, 2021 under Rule 424(b)(4) of the Securities Act. Furthermore, such forward-looking statements speak only as of the date of this report. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements.

Overview

Mytheresa Group is one of the leading global luxury fashion e-commerce platforms. Mytheresa was launched in 2006 and offers ready-to-wear, shoes, bags and accessories for women, men and kids. The highly curated edit focuses on true luxury with designer brands such as Bottega Veneta, Burberry, Dolce & Gabbana, Fendi, Gucci, LOEWE, Loro Piana, Moncler, Prada, Saint Laurent, Valentino and many more. Mytheresa's unique digital experience is based on a sharp focus on high-end luxury shoppers, exclusive product and content offerings, leading technology and analytical platforms as well as high quality service operations.

The COVID-19 pandemic remains an evolving situation. To date, we have not incurred any significant supply chain or logistics disruptions with our brand partners, shipping providers, or our in-house operations. In response to the pandemic and in coordination with local government requirements, we temporarily closed certain corporate and administrative offices, including our corporate headquarters in Munich, with affected employees working remotely. These closures were limited to our administrative offices, with our warehouse and logistics functions remaining in operation throughout the pandemic. We also implemented safe work and social distancing measures for all employees, including personnel in our central warehouse facility in Heimstetten, Germany.

Uncertainties in the global economy may adversely impact the Mytheresa Group’s brand partners, customers, and other business partners, which may interrupt its supply chain, impact future sales, and require other changes to our operations. These uncertainties may also lead to increased asset recovery and valuation risks, such as potential impairment of goodwill and intangible assets and inventories. However, management does not currently anticipate any long-term adverse effects from the pandemic. Management will continue to closely monitor the effects of the pandemic, including its impact on inventories and other significant estimates. Through government restrictions to contain the coronavirus Mytheresa stores closed in December 2020 until at least May 18th with occasional reopening of the stores, depending on current incidence values and government restrictions. Short-term work allowance has been applied to store employees for the same period. Currently, Mytheresa Group did not identify a triggering event resulting in a goodwill impairment test for the retail stores. Mytheresa Group’s forecast remains positive mid and long-term for our store operations.

Key Operating and Financial Metrics

We use the following metrics to assess the progress of our business, make decisions on where to allocate time and investments and assess the near-term and longer-term performance of our business:

	Three Months Ended		Nine months Ended
(in thousands)	March 31, 2020	March 31, 2021	March 31, 2020	March 31, 2021
Active customers (LTM in thousands)(1)	463	621	463	621
Total orders shipped (LTM in thousands)(1)	1,046	1,384	1,046	1,384
Average order value (LTM)(1)	613	588	613	588
Adjusted EBITDA(2)	€ 3,120	€ 11,141	€ 20,347	€ 43,722
Adjusted Operating Income(2)	€ 1,238	€ 9,102	€ 14,602	€ 37,615
Adjusted Net Income(2)	€ (72)	€ 4,460	€ 9,881	€ 24,517

(1)	Active customers, total orders shipped and average order value are calculated based on orders shipped from our sites during the last twelve months (LTM) ended on the last day of the period presented.

(2)	EBITDA, Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income are measures that are not defined under IFRS. We use these financial measures to evaluate the performance of our business. We present Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income because they are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Further, we believe these measures are helpful in highlighting trends in our operating results, because they exclude the impact of items that are outside the control of management or not reflective of our ongoing operations and performance. Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income have limitations, because they exclude certain types of expenses. Furthermore, other companies in our industry may calculate similarly titled measures differently than we do, limiting their usefulness as comparative measures. We use Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income as supplemental information only. You are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis. The following are reconciliations of Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income to their most directly comparable IFRS measures.

	Three Months Ended		Nine months Ended
(in € thousands)	March 31, 2020	March 31, 2021	March 31, 2020	March 31, 2021
Net income	(6,729)	(49,975)	(4,711)	(24,621)
Finance income (expenses), net	5,522	(4,610)	11,506	(14,768)
Income tax expense	(189)	3,838	663	13,464
Depreciation and amortization	1,881	2,040	5,745	6,107
thereof depreciation of right-of use assets (1)	1,278	1,300	3,728	3,912
EBITDA	485	(48,708)	13,203	(19,817)
United States sales tax (2)	381	0	2,123	0
IPO preparation and transaction costs (3)	2,247	3,308	4,963	6,984
IPO related share-based compensation(4)	7	56,541	58	56,556
Adjusted EBITDA	3,120	11,141	20,347	43,722

	Three Months Ended		Nine months Ended
(in € thousands)	March 31, 2020	March 31, 2021	March 31, 2020	March 31, 2021
Operating Income	(1,397)	(50,747)	7,457	(25,925)
U.S. sales tax(2)	381	0	2,123	0
IPO preparation and transaction costs(3)	2,247	3,308	4,963	6,984
IPO related share-based compensation(4)	7	56,541	58	56,556
Adjusted Operating Income	1,238	9,102	14,602	37,615

	Three Months Ended		Nine months Ended
(in € thousands)	March 31, 2020	March 31, 2021	March 31, 2020	March 31, 2021
Net Income	(6,729)	(49,975)	(4,711)	(24,621)
U.S. sales tax(2)	381	0	2,123	0
IPO preparation and transaction costs(3)	2,247	3,308	4,963	6,984
IPO related share-based compensation(4)	7	56,541	58	56,556
Finance income (expenses) on shareholder loans (5)	5,431	(5,028)	11,003	(15,956)
Income tax effect (6)	(1,410)	(387)	(3,555)	1,555
Adjusted Net Income	(72)	4,460	9,881	24,517

(1)            Under IFRS 16, right of use assets are depreciated over their estimated useful life. Total depreciation expense for right of use assets capitalized under IFRS 16 was €1.3 million and €1.3 million for the three months ended March 31, 2020 and 2021, respectively. Total depreciation expense for right of use assets capitalized under IFRS 16 was €3.7 million and €3.9 million for the nine months ended March 31, 2020 and 2021, respectively. Cash payments for lease liabilities recorded under IFRS 16 were €3.7 million and €4.3 million for the nine months ended March 31, 2020 and 2021, respectively.

(2)            Represents expenses related to sales tax liabilities temporarily borne by us through the fourth quarter of fiscal 2020 in the United States. Based on our previous IT configuration, we temporarily incurred sales tax related liabilities on customer purchases in the United States. Due to upgrades to our IT infrastructure in the fourth quarter of fiscal 2020, we no longer incur these expenses.

(3)            Represents non-recurring professional fees, including consulting, legal and accounting fees, related to our planned initial public offering (“IPO”), which are classified within selling, general and administrative expenses.

(4)            With the effective IPO, certain key management personnel received a one-time granted share-based compensation with €3.2 million other long-term plans canceled. We do not consider these expenses to be indicative of our core operating performance.

(5)            Our Adjusted Net Income excludes finance expenses associated with our Shareholder Loans, which we do not consider to be indicative of our core performance. We did not receive any cash proceeds under the Shareholder Loans, which originated as part of the Neiman Marcus acquisition in 2014. In January 2021, we repaid our Shareholder Loans (principal plus outstanding interest) using a portion of the net proceeds from our initial public offering. Finance (expenses) income on the Shareholder Loans were €11.0 million and €16.0 million, for the nine months ended March 31, 2020 and 2021, respectively. Finance (expenses) income on the Shareholder Loans were €5.4 million and €5.0 million, for the three months ended March 31, 2020 and 2021, respectively.

(6)            Reflects adjustments to historical income tax expense to reflect changes in taxable income for each of the periods presented due to changes in finance expenses related to the Shareholder Loans, assuming a statutory tax rate of 27.8%.

Active Customers

We define an active customer as a unique customer account from which an online purchase was made across our sites at least once in the preceding twelve-month period. In any particular period, we determine our number of active customers by counting the total number of unique customers who have made at least one purchase across our sites in the preceding twelve-month period, measured from the last date of such period. We view the number of active customers as a key indicator of our growth, the reach of our website, consumer awareness of our value proposition and the desirability of our product assortment. We believe our number of active customers drives both net sales and our appeal to brand partners.

Total Orders Shipped

We define total orders shipped as an operating metric used by management, which is calculated as the total number of online customer orders shipped to our customers during the twelve months ended on the last day of the period presented. We view total orders as a key indicator of the velocity of our business and an indication of the desirability of our products. Total orders shipped and total orders recognized as net sales in any given period may differ slightly due to orders that are in transit at the end of any particular period.

Average Order Value

We define average order value as an operating metric used by management, which is calculated as our total gross sales from online orders shipped from our sites during the twelve months ended on the last day of the period presented divided by the total online orders shipped during the same twelve-month period. We believe our consistent high average order value reflects our commitment to price integrity and the luxury nature of our products. Average order value may fluctuate due to a number of factors, including merchandise mix and new product categories.

Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income

Adjusted EBITDA is a non-IFRS financial measure that we calculate as net income before finance expense (net), taxes, and depreciation and amortization, adjusted to exclude U.S. sales tax expenditures temporarily borne by us through the fourth quarter of fiscal 2020, IPO preparation and transaction costs and IPO related share-based compensation expenses. Adjusted Operating Income is a non-IFRS financial measure that we calculate as operating income, adjusted to exclude U.S. sales tax expenditures temporarily borne by us through the fourth quarter of fiscal 2020, any IPO preparation and transaction costs and IPO related share-based compensation expenses. Adjusted Net Income is a non-IFRS financial measure that we calculate as net income, adjusted to exclude U.S. sales tax expenditures temporarily borne by us, finance expenses on our Shareholder Loans, IPO preparation and transaction costs, IPO related share-based compensation expenses and related income tax effects. Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income are key measures used by management to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income facilitates operating performance comparisons on a period-to-period basis and excludes items that we do not consider to be indicative of our core operating performance.

Factors Affecting our Performance

To analyze our business performance, determine financial forecasts and help develop long-term strategic plans, we focus on the factors described below. While each of these factors presents significant opportunity for our business, collectively, they also pose important challenges that we must successfully address in order to sustain our growth, improve our operating results and achieve and maintain our profitability, including those discussed below and in the section of this report titled ‘‘Risk Factors.’’

Overall Economic Trends

The overall economic environment and related changes in consumer behavior have a significant impact on our business. Though it is generally more muted in our high net worth customer cohort versus a broader demographic, positive conditions in the broader economy promote customer spending on our website, while economic weakness, which generally results in a reduction of customer spending, may have a negative effect on customer spend. Global macroeconomic factors can affect customer spending patterns, and consequently our results of operations. These include, but are not limited to, employment rates, trade negotiations, availability of credit, interest rates and fuel and energy costs. In addition, during periods of low unemployment, we generally experience higher labor costs.

Growth in Brand Awareness

We will continue to invest in brand marketing activities to expand brand awareness. As we build our customer base, we will launch additional brand marketing campaigns, host events and develop in-house product content to attract new customers to our platform. If we fail to cost-effectively promote our brand or convert impressions into new customers, our net sales growth and profitability may be adversely affected.

Luxury Brand Partners

Our business model relies on providing our customers access to a curated assortment of top luxury brands. We believe our longstanding relationships with top luxury fashion brands represent a competitive advantage. We employ a rigorous framework and deep buying expertise, informed by customer data, to meticulously buy and curate an exclusive assortment on our website. As we grow, we strive to maintain our exclusive relationships while forming new relationships with up and coming brands to the extent there is customer demand for such brands. However, if we are unsuccessful in maintaining these relationships or developing new relationships, our business and results of operations may be adversely affected.

Growth of Online Luxury

According to the 2020 Bain Study, the online penetration of luxury personal goods is expected to increase from 12% to 31-32% from 2019 to 2025. The growth in online will be driven by online platforms taking share from traditional retailers, driven by consumer preference for online shopping and the ease afforded by multibrand sites. In response to the shift online, the luxury market is innovating and evolving with new niche collections and customization options. Mytheresa has a long history of being at the forefront of this dialogue experimenting with brand partners through relevant brand collaborations and exclusive product offerings. However, if we fail to capture the future online spending shift with relevant product or if our competitors engage in promotional activity over multiple seasons, our customer growth may decelerate and our results of operations may be adversely affected.

Growth in Men’s and Kidswear

In 2019 we launched Mytheresa Kids, and in January 2020, we launched Mytheresa Men to expand our curated offering to these large and underserved categories. We believe there is a dearth of curated online multi-brand offerings in both categories which we can capture through our differentiated value proposition. We have built out full buying, marketing and merchandising teams, leveraged our brand relationships and are supporting these categories with exclusive capsules, experiences and content. We believe we can curate and assort collections for men, as we have done with women’s, expanding our value proposition to these new categories.

Inventory Management

We utilize our customer data and collaborate with brand partners to assort a highly relevant assortment of products for our customers. The expertise of our buyers and our data help us gauge demand and product architecture to optimize our inventory position. Through analyzing customer feedback and real-time customer purchase behavior, we are able to efficiently predict demand, sizing and colorways beyond the insights of our buyers. This minimizes our portfolio risk and increases our sell-through. As we scale, our buying process will be further enhanced through the growth in our global data repository and our ability to leverage data science as part of the buying process. Additionally, our investments in different facets of our inventory offering fluctuate alongside shifting consumer trends and the fundamental needs of our business.

Investment in our Operations and Infrastructure

As we enhance our offering and grow our customer base, we will incur additional expenses. Our future investments in operations and infrastructure will be informed by our understanding of global luxury trends and the needs of our platform. As we continue to scale, we will be required to support our online offering with additional personnel. We will invest capital in inventory, fulfillment capabilities, and logistics infrastructure as we drive efficiencies in our business, localize our offering, enter new categories and partner with new brands. We will also actively monitor our fulfillment capacity needs, investing in capacity and automation in a selective manner.

Components of our Results of Operations

Net sales consist of revenues earned from sales of clothing, bags, shoes, accessories and fine jewelry categories through our sites and our flagship retail store and our recently opened men´s store, as well as shipping revenue and delivery duties paid when applicable, net of promotional discounts and returns. Revenue is generally recognized upon delivery to our customers. Changes in our reported net sales are mainly driven by growth in the number of our active customers, changes in average order value, and the total number of orders shipped.

Cost of sales, exclusive of depreciation and amortization includes the cost of merchandise sold, net of trade discounts, in addition to inventory write-offs and delivery costs of product from our brand partners. These costs fluctuate with changes in net sales and changes in inventory write-offs due to inventory aging.

Shipping and payment costs consist primarily of shipping fees paid to our delivery providers, packaging costs, delivery duties paid for international sales and payment processing fees paid to third parties. Shipping and payment costs fluctuate based on the number of orders shipped and net sales.

Marketing expenses primarily consist of online advertising costs aimed towards acquiring new customers, including fees paid to our advertising affiliates, marketing to existing customers, and other marketing costs, which include events productions, public relations, and development of creative content. We expect marketing expenses to increase over time, but to stay stable as a percentage of net sales in the long term.

Selling, general and administrative expenses include personnel costs and other types of general and administrative expenses. Personnel costs, which constitute the largest percentage of selling, general and administrative expenses, include salaries, benefits, and other personnel-related costs for all departments within the Company, including fulfillment and marketing operations, creative content production, IT, buying, and general corporate functions. General and administrative expenses include IT expenses, rent expenses for leases not capitalized under IFRS 16, consulting services, and buying expenses. Although selling, general and administrative expenses will increase as we grow and become a publicly traded company, we expect these expenses to stay stable as a percentage of net sales.

Depreciation and amortization include the depreciation of property and equipment, including right-of-use assets capitalized under IFRS 16, leasehold improvements, and amortization of technology and other intangible assets.

Finance expenses, net consist primarily of interest incurred in relation to our U.S. Dollar denominated Shareholder Loans and related foreign exchange gains and losses. In January 2021, we repaid our Shareholder Loans (principal plus outstanding interest) using a portion of the net proceeds from our initial public offering. A small portion of our finance expenses are related to interest expense on our Revolving Credit Facilities with Commerzbank Aktiengesellschaft (“Commerzbank”) and UniCredit Bank AG (“UniCredit”) (together, our “Revolving Credit Facilities”), which we utilize at certain points in the year as we build our inventory and to pay our lease obligations.

Results of Operations

The following table sets forth our results of operations for the periods presented. The period to period comparison of financial results is not necessarily indicative of future results.

	Three Months Ended		Nine months Ended
(in € thousands)	March 31, 2020	March 31, 2021	March 31, 2020	March 31, 2021
Net sales	111,735	164,776	330,216	449,728
Cost of sales, exclusive of depreciation and amortization	(61,798)	(92,413)	(175,553)	(240,114)
Gross profit	49,937	72,363	154,663	209,614
Shipping and payment cost	(13,129)	(19,265)	(40,474)	(51,931)
Marketing expenses	(16,199)	(22,094)	(49,310)	(59,231)
Selling, general and administrative expenses	(20,001)	(80,040)	(51,796)	(117,701)
Depreciation and amortization	(1,881)	(2,040)	(5,745)	(6,107)
Other income (expense), net	(124)	329	120	(568)
Operating income	(1,397)	(50,747)	7,457	(25,925)
Finance (expense) income, net	(5,522)	4,610	(11,506)	14,768
Income (loss) before income taxes	(6,919)	(46,137)	(4,049)	(11,157)
Income tax (expense) income	189	(3,838)	(663)	(13,464)
Net income (loss)	(6,729)	(49,975)	(4,711)	(24,621)

The following table sets forth each line item within the Statement of Profit as a percentage of net sales for each of the periods presented.

	Three Months Ended		Nine months Ended
(in % of Net sales)	March 31, 2020	March 31, 2021	March 31, 2020	March 31, 2021
Net sales	100.0%	100.0%	100.0%	100.0%
Cost of sales, exclusive of depreciation and amortization	(55.3%)	(56.1%)	(53.2%)	(53.4%)
Gross profit	44.7%	43.9%	46.8%	46.6%
Shipping and payment cost	(11.7%)	(11.7%)	(12.3%)	(11.5%)
Marketing expenses	(14.5%)	(13.4%)	(14.9%)	(13.2%)
Selling, general and administrative expenses	(17.9%)	(48.6%)	(15.7%)	(26.2%)
Depreciation and amortization	(1.7%)	(1.2%)	(1.7%)	(1.4%)
Other income (expense), net	(0.1%)	0.2%	0.0%	(0.1%)
Operating income	(1.3%)	(30.8%)	2.3%	(5.8%)
Finance (expense) income, net	(4.9%)	2.8%	(3.5%)	3.3%
Income (loss) before income taxes	(6.2%)	(28.0%)	(1.2%)	(2.5%)
Income tax (expense) income	0.2%	(2.3%)	(0.2%)	(3.0%)
Net income (loss)	(6.0%)	(30.3%)	(1.4%)	(5.5%)

Net sales

Net sales increased by €53.0 million, or 47.5% from €111.7 million to €164.8 million for the three months ended March 31, 2021 and by €119.5 million, or 36.2%, from €330.2 million for the nine months ended March 31, 2020 to €449.7 million for the nine months ended March 31, 2021. For the last twelve months, our total orders shipped increased from 1.01 million to 1.38 million, or 32.3%. We were able to grow our active customers on the base of strong customer retention due to our continuous effort to win new customers with the effective use of our performance marketing tools, such as our proprietary marketing attribution system focused on predictive customer lifetime value. We constantly improve the utilization of data analytics and algorithms to optimize our paid marketing efforts and bidding strategies. Period over period, we improved our marketing spend effectiveness and therefore achieved a significant improvement in our customer acquisition costs.

Cost of sales, exclusive of depreciation and amortization

For the three months ended March 31, 2021, Cost of sales, exclusive of depreciation and amortization increased by €30.6 million compared to the three months ended March 31, 2020. Cost of sales, exclusive of depreciation and amortization for the nine months ended March 31, 2021 increased by €64.6 million, or 36.8%, compared to the nine months ended March 31, 2020. The increase during the periods presented mainly resulted from an increase in total orders shipped. Overall, our cost of sales as a percentage of net sales remained constant, with 53.2% for the nine months ended March 31, 2020 and 53.4% for the nine months ended March 31, 2021. For the three months ended March 31, the cost of sales as a percentage of net sales increased slightly from 55.3% for the three months ended March 31, 2020 to 56.1% for the three months ended March 31, 2021.

Gross profit

Gross profit amounted to € 72.4 million, which represents an increase of 44.9% compared to the three months ended March 31, 2020. For the nine months ended March 31, 2021 gross profit was at €209.4 million, an increase of €55.0 million or 35.5% year-over-year. For that period the gross profit margin remained constant at 46.6% in the nine months ended March 31, 2021.

Shipping and payment costs

Shipping and payment costs increased by €6.1 million or 46.7% from €13.1 million for the three months ended March 31, 2020 to €19.3 million for the three months ended March 31, 2021 and €11.5 million, or 28.3%, from €40.5 million for the nine months ended March 31, 2020 to €51.9 million for the nine months ended March 31, 2021. The increase was primarily driven by an increase in total orders shipped. As a percentage of net sales, shipping and payment cost decreased from 12.3% for the nine months ended March 31, 2020 to 11.5% for the nine months ended March 31, 2021 and stayed constant at 11.7% for the three months ended March 31, 2020 and March 31, 2021.

Marketing expenses

Marketing expenses increased by € 5.9 million or 36.4% for the three months ended March 31, 2021 to €22.1 million and increased by €9.9 million, or 20.1%, from €49.3 million for the nine months ended March 31, 2020 to €59.2 million for the nine months ended March 31, 2021. Marketing expenses increased primarily due to an increase in the number of customers acquired.

As a percentage of net sales, marketing expenses decreased from 14.5% for the three months ended March 31, 2020 to 13.2% for the three months ended March 31, 2021 as well as 14.9% for the nine months ended March 31, 2020 to 13.2% for the nine months ended March 31, 2021.

Selling, general and administrative expenses

Selling, general and administrative expenses consist of personnel-related expenses and other general and administrative expenses, including IT expenses, costs associated with the distribution center and other overhead costs.

	Three Months Ended			Nine months Ended
(in € thousands)	March 31, 2020	March 31, 2021	Change in %	March 31, 2020	March 31, 2021	Change in %
Personnel expenses	13,557	73,362	441.2%	37,114	101,641	173.9%
thereof fulfilment personnel expense	2,927	3,481	18.9%	7,481	9,676	29.3%
General and administrative expenses	6,444	6,678	3.6%	14,682	16,060	9.4%
Total Selling, general and administrative expenses	20,001	80,040	300.2%	51,796	117,701	127.2%

	Three Months Ended			Nine Months Ended
(in € thousands)	March 31, 2020	March 31, 2021	Change in % / BPs	March 31, 2020	March 31, 2021	Change in % / BPs
Selling, general and administrative expenses	20,001	80,040	300.2%	51,796	117,701	127.2%
IPO related share-based compensation	7	56,541	N/A	58	56,556	N/A
IPO preparation and transaction costs	2,247	3,308	47.2%	4,963	6,984	40.7%
Adjusted Selling, general and administrative expenses	17,747	20,191	13.8%	46,774	54,162	15.8%
in % of Net sales	15.9%	12.3%	(370 BPs)	14.2%	12.0%	(220 BPs)

The total selling, general and administrative expenses increased by €60.0 million for the three months ended March 31, 2020 to 2021 as well as by €65.9 million for the nine months ended March 31, 2020. The Mytheresa Group recognized IPO related share-based compensation expenses and IPO preparation and transaction costs for the three months ended March 31, 2021 of €56.5 and €3.3 million and for nine months ended March 31, 2021 of €56.6 and €7.0 million. Excluding the IPO related share-based compensation expenses and the IPO preparation and transaction costs Adjusted selling, general and administrative expenses as percentage of net sales decreased for the three months ended March 31, 2021 from 15.9% to 12.3% and for the nine months ended March 31, 2021 from 14.2% to 12.0%.

The general increase in personnel expenses is also attributable to a 17.7% increase in the number of employees during the same comparative period. One of the main drivers of the increase in employees and personnel-related expenses is the addition of new fulfillment personnel. Overall, personnel expenses as a percentage of net sales increased from 12.1% to 44.5% during the three months ended March 31, 2020 and 2021 respectively and from 11.2% in the nine months ended March 31, 2020 to 22.6% for the nine months ended March 31, 2021. The increase is mainly driven by IPO related one-time share-based compensation expenses.

Other general and administrative expenses remained relatively stable, increasing by €1.4 million, from €14.7 million during the nine months ended March 31, 2020 to €16.0 million during the nine months ended March 31, 2021. During the three months ended March 31, 2020 and 2021 the other general and administrative expenses increased from €6.4 million to €6.7 million.

Depreciation and amortization

Depreciation and amortization expenses remained relatively stable, increasing from €5.7 million for the nine months ended March 31, 2020 to €6.1 million for the nine months ended March 31, 2021.

Finance expenses, net

Finance expenses arise primarily from our Shareholder Loans, with a small portion related to the use of our revolving credit facilities with Commerzbank Aktiengesellschaft (‘‘Commerzbank’’) and UniCredit Bank AG (‘‘UniCredit’’) (together, our ‘‘Revolving Credit Facilities’’), which we utilize at certain points in the year as we build our inventory.

Shareholder Loans—We incur interest expense, in addition to foreign currency gains and losses, on our U.S. Dollar denominated Shareholder Loans, which have no required cash interest or principal payments until their respective maturities in October 2025. During the nine months ended March 31, 2020, total interest expense and foreign currency losses associated with the Shareholder Loans were €5.3 million and €5.7 million, respectively. During the nine months ended March 31, 2021, interest expenses of €5,990 thousand were incurred on these loans. In addition, an income of €7,600 thousand due to f/x adjustments was incurred in the nine months period ended March 31, 2021 due to the full payback of the shareholder loan, while foreign currency income was €14.3 million. For the three months ended March 31, 2020, total interest expense and foreign currency expenses associated with the Shareholder Loans were €2.0 million and €3.4 million, respectively.

During the three months ended March 31, 2021, interest income, due to fair value adjustments from the Shareholder Loans were at €5.9 million, while foreign currency loss was €0.8 million.

In January 2021, we repaid our Shareholder Loans (principal plus outstanding interest) using a portion of the net proceeds from our initial public offering.

Revolving Credit Facilities—Total interest and other expenses on our Revolving Credit Facilities was €0.2 million and €0.1 million during the three months ended March 31, 2020 and 2021, respectively as well as €0.8 million and €0.6 million during the nine months ended March 31, 2020 and 2021, respectively.

Leases—Total interest expense on leases capitalized under IFRS 16 was € 0.1 million and € 0.1 million during the three months ended March 31, 2020 and 2021, respectively as well as €0.3 million and €0.5 million for the nine months ended March 31, 2020 and 2021, respectively.

Segment Reporting

Segment reporting requires the use of the management approach in determining operating segments. The management approach considers the internal organization and reporting used by Mytheresa Group’s chief operating decision maker (‘‘CODM’’) for making operating decisions and assessing performance. Mytheresa Group collectively identifies its Chief Executive Officer and Chief Financial Officer as the CODM. The internal financial reporting provided to the CODM includes separate data for Mytheresa Group’s online operations and its retail stores, resulting in two operating segments.

During the three months ended September 30, 2020, Mytheresa Group implemented changes to its internal management reporting. Following the changes, the internal management reporting information used to monitor performance of the Company is presented in accordance with IFRS. Previously, our internal management reporting differed from figures reported under IFRS, due primarily to the timing of revenue recognition, which was based on shipment date for management reporting purposes, as well as use of a fixed foreign currency exchange rate and measurement principles consistent with German GAAP.

The following table shows our net sales and EBITDA for the three and nine months ended March 31, 2020 and 2021, respectively, for each segment.

	Three Months Ended		Nine months Ended
(in € thousands)	March 31, 2020	March 31, 2021	March 31, 2020	March 31, 2021
Online
Net Sales	108,985	163,530	319,823	442,989
EBITDA	2,721	16,531	16,654	49,506

Retail Stores
Net Sales	2,750	1,246	10,393	6,739
EBITDA	200	201	1,923	1,232

Liquidity and Capital Resources

Our primary requirements for liquidity and capital are to finance working capital, capital expenditures and general corporate purposes, including income taxes. Our capital expenditures consist primarily of capital improvements to our facilities and headquarters.

Our primary sources of liquidity are cash generated from our operations, available cash and cash equivalents and our Revolving Credit Facilities, which have a combined line of credit of €90 million as well as the proceeds from our initial public offering in January 2021.

Our Revolving Credit Facilities provide short-term liquidity, needed due to the seasonal variability of our business. As of March 31, 2021, our cash and cash equivalents were €56.0 million. As of March 31, 2021, approximately 97% of our cash and cash equivalents were held in Germany, of which approximately 11 % and 6 % were denominated in, U.S. Dollars and British Pounds respectively. No other currency held in Germany accounted for more than 6 % of our cash and cash equivalents. Approximately 3% of our cash and cash equivalents were held outside of Germany, with the majority held in the United States in US Dollars. While we have a stable and growing customer base that has provided us with annual increases in net sales and corresponding cash inflows, we experience seasonal increases in cash expenditures during the first and third quarters of each fiscal year as we build our inventory, offset by increases in revenues during the second and fourth quarters. As a result, we experience fluctuations in cash flows throughout the year.

We typically draw on our Revolving Credit Facilities as a result of seasonal volatility in our business.

As of March 31, 2021, we fully repaid our borrowings on our Revolving Credit Facilities. As of March 31, 2021, the interest rates were 2.20% and 2.25% for the Commerzbank and UniCredit facilities, respectively, if used as basic short-term borrowings. Typically, we use monthly money market loans with an interest rate of Borrowings 1.3% to 1.4% under our Revolving Credit Facilities which are secured by our inventory and customer receivables.

Under the Revolving Credit Facilities, we have financial covenants relating to inventory as a borrowing base and a maximum group debt to equity ratio. We do not have any financial covenants under the Shareholder Loans and no cash interest payments are required thereunder. As of March 31, 2021, we were in compliance with all covenants for the Revolving Credit Facilities.

On January 26, 2021, Mytheresa Group exercised its option to repay the Fixed Rate Shareholder Loans (principal plus outstanding interest) with the proceeds of the Company´s IPO, which resulted in cash outflows of €170.0 million ($206.6 million). In addition, Mytheresa Group fully repaid any borrowings under the revolving credit facilities.

Our ability to make principal and interest payments on our Revolving Credit Facilities and the Shareholder Loans, in addition to funding planned capital expenditures, will depend on our ability to generate cash in the future. Our future ability to generate cash from operations is, to a certain extent, subject to general economic, financial, competitive, regulatory and other conditions. Based on our current level of operations we believe that our existing cash balances and expected cash flows generated from operations, as well as our financing arrangements under the Revolving Credit Facilities, will be sufficient to meet our operating requirements for at least the next twelve months.

The following table shows summary consolidated cash flow information for the nine months ended March 31, 2020 and 2021:

	Nine months Ended March 31,
(in € thousands)	2020 (unaudited)	2021 (unaudited)
Consolidated Statement of Cash Flow Data:
Net cash outflow from operating activities	(22,733)	(39,751)
Net cash outflow from investing activities	(1,843)	(1,511)
Net cash inflow from financing activities	39,517	87,922

Net cash (outflow) inflow from operating activities

During the nine months ended March 31, 2020, operating activities used €22.7 million in cash and cash equivalents, primarily resulting from a net loss of €4.7 million, after consideration of non-cash charges of €18.0 million and changes in operating assets and liabilities of €33.7 million and income tax payments of €2.3 million.

Net cash used by changes in operating assets and liabilities during the nine months ended March 31, 2020 consisted primarily of a €36.0 million increase in inventories, a €13.2 million decrease in trade and other payables, combined with decreases in trade and other receivables and increase in other assets of €3.9 million and €1.6 million, respectively.

The increase in inventories resulted from an overall expansion of our business to support forecasted increases in net sales. The decrease in trade and other payables resulted from the timing of our inventory deliveries and payments in the first nine months of fiscal 2020, while trade and other receivables decreased due to the timing of sales and promotional activities, resulting in greater cash receipts from credit card and other payment processing companies. Meanwhile, the decrease in other assets occurred primarily as a result of a decrease in right-of-return inventories between June 30, 2019 and March 31, 2020.

During the nine months ended March 31, 2021, operating activities used €39.8 million in cash and cash equivalents, primarily resulting from changes in operating assets and liabilities of €77.1 million, contributed by a net loss of €24.6 million and income taxes paid of €2.7 million.

Net cash used by changes in operating assets and liabilities during the nine months ended March 31, 2021 consisted primarily of a €63.4 million increase in inventories and a €10.5 million decrease in trade and other payables, as well as €3.9 million decrease in other liabilities and a €2.5 million increase in other assets. The increase in inventories resulted from an overall expansion of our business to support forecasted increases in net sales, while trade and other payables decreased as a result of payment timing for inventory purchases and IPO preparation costs towards the end of the nine months ended March 31, 2021.

Net cash outflow from investing activities

Cash used in investing activities were €1.8 million and €1.5 million for the nine months ended March 31, 2020 and 2021, respectively, resulting from equipment purchases.

Net cash (outflow) inflow from financing activities

Net cash obtained from financing activities during the nine months ended March 31, 2020 was €39.5 million, which resulted from net proceeds received under our Revolving Credit Facilities of €46.6 million, partially offset by lease payments of €3.7 million.

Net cash obtained from financing activities during the nine months ended March 31, 2021 was €87.9 million, which resulted from net proceeds from capital increase related to the initial public offering of €283.2 million and the repayment of the shareholder loan of €171.8 million, net repayment under our Revolving Credit Facilities of €10.0 million and additional lease payments of €4.3 million.

Commitments and Contractual Obligations

The following table presents our commitments and contractual obligations as of March 31, 2021 (in € thousands):

Payments Due by Period
Contractual obligations	Total	Less than one year	1-3 Years	3-5 Years	More than 5 Years
Lease liabilities (1)	€ 19,355	€ 6,484	€ 12,842	€ 30	€ -
Other lease obligations (2)	410	175	235	-	-
Total	€ 19,765	€ 6,659	€ 13,076	€ 30	€ -

(1)        Represents our future minimum commitments under non-cancelable lease liabilities reflected on the balance sheet as of March 31, 2021.

(2)          Represents our future minimum commitments under non-cancelable leasing arrangements, which are not capitalized under IFRS 16. These arrangements include office equipment and shared office space, which are not reflected on our balance sheet.

Off-Balance Sheet Arrangements

As of March 31, 2021, we did not have any off-balance sheet arrangements.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We believe that the assumptions and estimates associated with revenue recognition, inventory, goodwill, and the realization of our deferred tax assets to have the greatest potential impact on our consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates.

Revenue

Revenue is primarily derived from the sale of merchandise shipped to customers. We recognize revenue under IFRS 15 when the control of merchandise is transferred to the customer upon delivery. We apply the following five-step model when determining the timing and amount of revenue recognition:

1)	Identifying the contracts with customers;

2)	Identifying the separate performance obligations;

3)	Determining the transaction price;

4)	Allocating the transaction price to separate performance obligations; and

5)	Recognizing revenue when each performance obligation is satisfied.

Contracts with customers generally consist of a single performance obligation, including merchandise, packaging and delivery activities. Revenue is recognized upon delivery, when the customer obtains control over the goods and the required services have been performed. We recognize a contract liability for products for which control has not been transferred to the customer.

Customers may return or exchange merchandise purchased within 30 days of receipt. Based on historical experience and expected future returns, a refund liability is recognized as a reduction of sales and a right of return asset is recognized as reduction of Cost of sales, exclusive of depreciation and amortization. We do not maintain a material allowance for doubtful accounts related customer and credit card receivables, because customer payment is typically received before the delivery of the goods and account write-offs are historically immaterial.

Variable consideration may occur in the form of promotional discounts. We include estimated variable consideration in the transaction price only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

A contract liability is also recognized from the sale of gift cards. We recognize the expected breakage amount from gift cards as revenue based on historical data adjusted for current expectations.

Inventories

Inventories are stated at the lower of cost or net realizable value using the weighted average cost method. Cost of inventory includes merchandise costs, net of trade and payment discounts, in addition to import duties and other taxes and transport and handling costs. When assessing the net realizable value of our inventory, we consider fluctuations in selling prices due to seasonality, less estimated costs necessary to complete the sale. When circumstances that previously caused inventories to be written down below cost no longer exist, the amount of the write-down previously recorded is reversed. We did not reverse any write-downs in the periods presented.

Impairment of goodwill and indefinite-lived intangible asset

We assess our goodwill and indefinite-lived intangible assets for impairment at least annually at the level of the cash generating unit. We assessed the carrying value of our goodwill and indefinite-lived intangible assets for potential impairment as of July 1, 2017, June 30, 2018, June 30, 2019 and June 30, 2020.

Impairment is recognized when the carrying value of a cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. Key assumptions we use for impairment assessment include forecasted cash flows of the business, estimated discount rate, royalty rates and future growth rates. We use internal and external data to forecast the key assumptions.

We did not record any impairment to our goodwill or indefinite-lived intangible assets during the nine months ended March 31, 2020 and 2021.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

The fair value of our cash and cash equivalents that were held primarily in cash deposits would not be significantly affected by either an increase or decrease in interest rates due to the short-term nature of these instruments. We do not expect that interest rates will have a material impact on our results of operations. Interest expense under our Revolving Credit Facilities is historically immaterial.

Foreign Exchange Risk

We generate revenues in eight currencies, including the Euro, U.S. Dollar and Pound Sterling. While most of our sales are dominated in Euros, we have a significant amount of sales denominated in U.S. Dollars and Pound Sterling. As a result, our revenue may be subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in U.S. Dollars and Pound Sterling. Our foreign exchange risk is less pronounced for Cost of sales, exclusive of depreciation and amortization and operating expenses. Approximately 97% of our purchases are denominated in Euros and approximately 97% of our employees are located in Germany or other Eurozone countries.

Furthermore, our two Shareholder Loans are denominated in U.S. Dollars. Fluctuations in the exchange rate between the Euro and U.S. Dollar may result in significant foreign currency exchange gains or losses. We fully repaid our Shareholder Loans (principal plus outstanding interest) using a portion of the net proceeds from our initial public offering.

To reduce our foreign currency exposure risk, we hedge our foreign currency exposure in seven major currencies, including the U.S. Dollar and Pound Sterling. Our hedging strategy does not eliminate our foreign currency risk entirely and our hedging contracts typically have a duration of less than one year.

Recent Accounting Pronouncements

For detailed discussion on recent accounting pronouncements, see our consolidated financial statements.

LEGAL PROCEEDINGS

From time to time, we are involved in legal proceedings and subject to claims that arise in the ordinary course of business. Although the results of legal proceedings and claims cannot be predicted with certainty, we believe we are not currently party to any legal proceedings which, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition. We also pursue litigation to protect our legal rights and additional litigation may be necessary in the future to enforce our intellectual property and our contractual rights, to protect our confidential information or to determine the validity and scope of the proprietary rights of others.